Orrick, Herrington & Sutcliffe LLP Columbia Center 1152 15th Street, N.W. Washington, DC 20005-1706 +1 202 339 8400 orrick.com

February 8, 2022

Mr. Arthur C. Sandel, Esq.

Special Counsel

Office of Structured Finance

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:    BA Credit Card Trust

BA Credit Card Funding, LLC

BA Master Credit Card Trust II

Registration Statement on Form SF-3

Filed November 29, 2021

File Nos. 333-261397, 333-261397-01 and 333-261397-02

Dear Mr. Sandel:

In connection with the review of the above-referenced Registration Statement on Form SF-3 (the “Registration Statement”), we are pleased to transmit herewith through the EDGAR system for filing pursuant to the Securities Act of 1933, as amended (the “Securities Act”), Pre-Effective Amendment No. 1 to the Registration Statement (“Amendment No. 1”) on behalf of BA Credit Card Funding, LLC (“Funding” or the “Registrant”), as depositor to BA Credit Card Trust. We have reviewed your letter dated December 21, 2021 (the “Comment Letter”) providing comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Registration Statement initially filed on November 29, 2021. The Registrant’s responses to the Staff’s comments are set forth below. Capitalized terms used in this letter without definition have the meanings given to those terms in the form of prospectus contained in the Registration Statement. References to “we,” “us,” “our” and other similar pronouns in this letter refer to the Registrant, or to the Registrant and its affiliated transaction participants, as applicable.

Mr. Arthur C. Sandel, Esq.

February 8, 2022

For your convenience, a copy of each Staff comment is included below in bold-face font, followed by the Registrant’s response.

Registration Statement on Form SF-3

General

Comment 1.

Your registration statement appears to contemplate the possibility of floating rate notes based on LIBOR, but your disclosure does not include a description of risks to floating rate noteholders associated with the upcoming elimination of LIBOR or describe remedies available to noteholders in connection therewith. Although we note your bracketed statements on the front cover of your form of prospectus that the inclusion of LIBOR is “for illustrative purposes” and that “LIBOR is expected to be replaced with another benchmark index for floating rate tranches, in which case we will disclose the specific index that will be used to determine interest payments for floating rate tranches,” your form of prospectus does not state that no LIBOR-linked floating rate notes will be issued prior to the elimination of LIBOR. If you have not included disclosure about LIBOR transition-related risks and remedies because no LIBOR-linked floating rate notes will be offered under this registration statement, please revise your disclosure to clarify that any floating rate notes will be based on an index other than LIBOR and that the prospectus for the floating rate notes will disclose the terms of the applicable index.

Response 1.

In response to your comment, we have expanded the bracketed statement on the front cover of the prospectus and in the summary to clarify that any floating rate notes offered under this registration statement will be based on a benchmark index other than LIBOR, and the prospectus for such floating rate notes will disclose the terms of the applicable benchmark index.

Mr. Arthur C. Sandel, Esq.

February 8, 2022

Form of Prospectus

Risk Factors, page 38

Comment 2.

We note your disclosure under “Transaction Parties; Legal Proceedings; Affiliations, Relationships and Related Transactions—BANA and Affiliates” on page 71 of your form of prospectus regarding the potential impacts of climate change on Bank of America Corporation and its operations, businesses and customers. To the extent that you believe investors in these asset-backed securities may be impacted by climate related events, including, but not limited to, existing or pending legislation or regulation that relates to climate change, please consider revising your risk factor disclosure to describe these risks.

See the Commission’s Guidance Regarding Disclosure Related to Climate Change, Interpretive Release No. 33-9106 (February 8, 2010).

Response 2.	In response to your comment, we have revised the risk factor disclosure in the form of prospectus to include a risk factor that addresses the risks to investors associated with climate related events.

*    *    *    *    *

Mr. Arthur C. Sandel, Esq.

February 8, 2022

The Registrant hopes the Staff will find the above responses and Amendment No. 1 filed through the EDGAR system responsive to its comments. If you have any questions concerning these responses, please do not hesitate to contact me, by phone at 202.339.8456 or by email at mmitchell@orrick.com, or Mitchell Naumoff, by phone at 202.339.8412 or by email at mnaumoff@orrick.com.

Sincerely,

/s/ Michael H. Mitchell

Michael H. Mitchell

Enclosures

cc:	Benjamin Meeks, Esq.
Securities and Exchange Commission

cc:	Mitchell Naumoff, Esq.
Orrick, Herrington and Sutcliffe LLP